SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Alphabet, Inc.

NAME OF PERSON RELYING ON EXEMPTION:  Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to an article from Bloomberg available at https://www.bloomberg.com/news/articles/2019-05-29/google-ceo-turned-down-a-big-stock-award-after-lavish-payouts]

[This reference is to an article from The Guardian available at https://www.theguardian.com/technology/2019/may/28/a-white-collar-sweatshop-google-assistant-contractors-allege-wage-theft]